SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: November 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                         ------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    ----------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation ("WorldHeart"), dated November 5, 2003, announcing that subject to the approval of the Food and Drug Administration, WorldHeart intends to conduct a Pivotal Trial in approximately 30 centers in the United States, in which Novacor(R) LVAS (left ventricular assist system) is compared to HeartMate(R) XVE LVAS (left ventricular assist system) in use as Destination Therapy for patients suffering from irreversible left ventricular failure who are not transplant candidates.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3.

News Release

For Immediate Release

                              WorldHeart Announces
                    Novacor(R) LVAS vs. HeartMate(R) XVE LVAS
                      Randomized Destination Therapy Trial

                          CMS Reimbursement Anticipated

OAKLAND, CA - November 5, 2003 (OTCBB: WHRTF, TSX: WHT) - World Heart Corporation (WorldHeart) announced today that, subject to approval of the Food and Drug Administration (FDA), it intends to conduct a Pivotal Trial in approximately 30 centers in the United States, in which Novacor(R) LVAS (left ventricular assist system) is compared to HeartMate(R) XVE LVAS (left ventricular assist system) in use as Destination Therapy for patients suffering from irreversible left ventricular failure who are not transplant candidates.

An Investigational Device Exemption (IDE) and Category B were approved by the FDA in connection with the Feasibility Study for Destination Therapy, named INTrEPID (Investigation of Non-Transplant-Eligible Patients who are Inotrope Dependent). Devices implanted pursuant to a Category B IDE are considered non-experimental and are generally eligible for Medicare coverage. WorldHeart expects to receive approval for the Pivotal Trial and will commence enrollment of patients during the first quarter of 2004.

WorldHeart also announced that it has had discussions with officials of Centers for Medicare and Medicaid Services (CMS), and is confident that with Pivotal Trial design satisfactory to CMS, reimbursement coverage will be extended to both Novacor LVAS and HeartMate used in the Trial, on the same basis as is available for use of LVADs as Destination Therapy.

"A direct and unquestionable randomized comparison between Novacor LVAS and HeartMate for Destination Therapy is very exciting for us. We have a high level of confidence in our product, after more than 1490 implants, and expect Trial results to confirm its efficacy and long-term reliability," said Roderick M. Bryden, President and CEO of WorldHeart. "We are optimistic that enrollment of centers to participate in this study will be expeditious. Several centers now using Novacor LVAS are also HeartMate users, and the Customer Funding Program we announced a few weeks ago will permit centers that presently use only HeartMate to enter the Trial without the need for financial investment. This, together with patient reimbursement, should remove financial constraints that could otherwise slow enrollment of centers and patients," Mr. Bryden said.

Final Trial design and implementation is subject to approval by the FDA. Size and duration of the Trial will be announced as and when that approval is received.

WorldHeart confirmed that discussions are continuing with the FDA respecting its request for expansion of the current Novacor LVAS Label for Bridge to Transplantation, to include some patients who are not candidates for transplantation at the time of implant. WorldHeart now expects decision on this expansion to be announced early in the New Year.

About Novacor LVAS
Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in over 1490 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted mechanical circulatory support device on the market.

Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.

For more information, please contact:
Dani Kennedy
World Heart Corporation
(613) 226-4278, ext: 2320, or (510) 563-4995

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              World Heart Corporation

         Date: November 6, 2003               By: /s/  Mark Goudie
                                                 -------------------------------
                                                 Name:   Mark Goudie
                                                 Title:  Chief Financial Officer